

October 16, 2012

Via Email
Mr. S. David Passman III
Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia 31901

Re: **Carmike Cinemas, Inc.**
        Form 10-K for the year ended December 31, 2011
        Filed March 12, 2012
        File No. 000-14993

Dear Mr. Passman:

We have reviewed your response dated October 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 45
Notes to Consolidated Financial Statements, page 51
Note 11 – Screenvision Transaction, page 68

1. We note from your response to our prior comment number 6 that any bonus units and Class C units that are subject to forfeiture will not be reflected in the company's consolidated financial statements until such units become non-forfeitable. We also note that when the additional units are no longer subject to forfeiture, such units will be recognized at their estimated fair value using a methodology consistent with the modification accounting in ASC 718-20-35-3 through 35-4. Please also tell us and revise the notes to your financial statements to explain in future filings whether you plan to account for the fair value of such units when they become no longer forfeitable as revenue or as deferred revenue consistent with the treatment of the initial non-forfeitable

Class C units. As part of your response, you should also explain your basis or rationale for the planned accounting treatment for such units.

Form 8-K filed October 1, 2012

2. We note your disclosure that the acquisition of Rave theaters will increase Adjusted EBITDA on a pro forma basis by $23.6 million for the twelve months ended June 28, 2012. Please note that whenever one or more non-GAAP financial measures are included in a filing with the Commission, the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that Adjusted EBITDA is disclosed in the press release, without similar presentation of net income, we believe the non-GAAP measure has been given greater prominence. Please revise your presentation of any non-GAAP measures in future filings to present the equivalent GAAP measure with equal or greater prominence. Also, please revise to explain why management believes the presentation of this non-GAAP measure, Adjusted EBITDA, provides meaningful information to potential investors. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief